ESTIMATE

OF

RESERVES AND FUTURE REVENUE

TO

BLACKSANDS PETROLEUM INC.

IN CERTAIN OIL AND GAS PROPERTIES

LOCATED IN

TEXAS

AS OF

OCTOBER 31, 2012

HAMILTON

HAMILTON

777 Post Oak Boulevard, Suite 400
Houston, Texas 77056

January 7, 2013

Mr. Eric Urban
Blacksands Petroleum Inc.
800 Bering, Suite 250
Houston, TX 77057

Dear Mr. Urban,

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue attributable to certain leasehold and interest of Blacksands Petroleum Inc. (Blacksands) located in multiple Texas counties, as of October 31, 2012. This report has been prepared using cost parameters specified by "Blacksands", as discussed in subsequent paragraphs. The estimates of reserves and future revenue in this report have been prepared in accordance with Securities & Exchange Commission definitions and the guidelines set forth in the 2012 Petroleum Resources Management System approved by the Society of Petroleum Engineers; definitions are presented immediately following this letter.

As summarized in the following tables, we estimate the net reserves and future net revenue to "Blacksands" interest in these properties, as of October 31, 2012, to be:

	Net Reserves		Future Net Revenue ($)	
Category	*Oil (Barrels)*	*Gas (MCF)*	*Total*	*NPV @10%*
Proved				
Developed Producing	68,940	52,213	6,556,456	2,132,780
Developed Non-Producing	7,060	182,313	1,264,877	604,930
Undeveloped	510,300	275,564	47,846,647	4,946,010
Total Proved	586,300	510,090	55,667,980	7,682,610
Probable	1,178,100	636,170	110,460,765	8,995,980
Possible	302,400	163,300	28,353,565	1,084,680
Grand Total	**2,066,800**	**1,309,560**	**194,482,310**	**17,763,270**

The oil reserves shown include crude oil and condensate. Liquid volumes are expressed in barrels that are equivalent to 42 US gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases.

The future gross revenue is prior to the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and abandonment costs. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Estimates of Reserves

In general, the reserves included herein were estimated by performance, volumetric, analogy, statistical, or material balance methods. The performance method utilized extrapolations of various historical data such as producing rate versus time or producing rate versus cumulative production in those cases where such data were definitive in our opinion. Reserves were estimated by the volumetric method in those cases where there were inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate. The volumetric method involves the construction of reservoir structure and isopach maps to determine volumes occupied by hydrocarbons or in the absence of these maps, an area assignment might be estimated. Reservoir parameters estimated from well data and other sources are then used to estimate the volumes of hydrocarbons contained in a reservoir and the estimated amounts of these hydrocarbons expected to be recovered economically. The material balance method generally used for natural gas wells where formation pressures were available and the reservoirs were believed to be subject to pressure depletion producing mechanisms.

The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are generally based on the current producing rates for those wells now on production. If no production decline trend has been established, an estimated rate of decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date provided by “Blacksands”.

HAMILTON

The future production rates from wells now on production may be more or less than estimated because of changes in well performance, market demand, or allowables set by regulatory bodies. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Hydrocarbon Prices

Historical hydrocarbon prices were provided by "Blacksands". The oil and condensate index price forecast used was a flat $92.15 WTI (Plains) per barrel and represents the average of the previous 12 month period of actual WTI (Plains) price. The realized oil price at the wellhead is projected to be $91.06 due to historical field price differentials. The natural gas price was based on a flat $2.76 per MMBTU and represents the Henry Hub average of months December 2011 through November 2012. A realized gas price at the wellhead of $4.79 was estimated based on historical gas sales differentials.

Costs

Operating costs for the leases and wells in this report were provided by "Blacksands", and were represented to us as including only those costs directly applicable to the leases or wells. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments that are not charged directly to the leases or wells.

Estimated future costs are included for drilling, recompletions, and workovers necessary to recover reserves. These costs were based on current estimates provided by "Blacksands" and are unescalated. The estimated unescalated net cost of abandonment was included for all wells as provided by "Blacksands". Hamilton Group makes no warranty, expressed or implied, as to the accuracy or completeness of this information.

General

This report presents our estimated projections of production and income by year beginning October 31, 2012. The estimates of reserves presented herein were based upon a study of the certain properties in which "Blacksands" owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. "Blacksands" has informed us that they have provided us all of the accounts, records, geological and engineering data, and reports and other data

required for this investigation. The ownership interests, prices, and other factual data provided by “Blacksands” were accepted without independent verification.

“Blacksands” has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans.

The estimates of reserves and future revenue included herein have not been adjusted for risk. We are certain that "Blacksands" understands that uncertainties are inherent in the interpretation of engineering, geological, geophysical, and petrophysical data and any determination, computation, estimation, evaluation, classification, or categorization made by us will represent only our informed professional judgment based on the data provided by our clients and information obtained by us. Due to political and economic forces, there is significant uncertainty regarding the forecasting of the future hydrocarbon prices. The recoverable reserves and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and amounts of income actually received may differ significantly from the estimated quantities presented in this report.

Neither we, nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of Blacksands Petroleum Inc. The data, work papers, and maps used in this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.


STATE OF TEXAS
W. G. CRENSHAW III
79184
LICENSED
PROFESSIONAL ENGINEER

Sincerely,

By:

William G. Crenshaw

Texas License No. 79184